

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



05007433

14 April 2005

BY COURIER


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C. 202 SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 13 April 2005 as published in the South China Morning Post in Hong Kong on 14 April 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Madhu Rama Chandra Rao
Chief Financial Officer

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\connected-jixiang\ltr-sx.doc.25



KERRY PROPERTIES LIMITED

(Incorporated in Bermuda with limited liability)

嘉里建設有限公司*

website: www.kerryprops.com

(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Discloseable and Connected Transactions relating to the Joint Acquisition, Ownership and Development of the Sites in Jingan District, Shanghai, the PRC

Further extension of the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts

Due to recent changes in the PRC laws regarding disposition of state-owned assets, the PRC government approvals have not yet been obtained as at 31 March 2005. In order to allow sufficient time to resolve issues arising therefrom and to reach a properly considered decision, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be further extended to 31 December 2005 or such later date as the parties may agree.

The transaction may or may not proceed in the form announced in the First Joint Announcement. KPL and SA will make a further announcement and, if necessary, comply with the Listing Rules obligations, when appropriate.

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 (the "**First Joint Announcement**"), the circular of KPL dated 31 May 2004, the circular of SA dated 31 May 2004 and the joint announcement of KPL and SA dated 30 September 2004 (the "**Second Joint Announcement**"), in relation to the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. Terms used herein shall have the same meanings as those defined in the First Joint Announcement unless the context requires otherwise.

As stated in the First Joint Announcement, upon the Master Agreement becoming unconditional, SA shall procure KSJN, and KPL shall procure KSD, to agree, sign and execute the relevant contracts and agreements contemplated under the Master Agreement and the Underlying Contracts (if not already signed) to implement the transactions contemplated thereunder within 90 days therefrom or such longer period as the parties may agree.

If not all the Underlying Contracts have been executed upon the expiry of 90 days from the date of the Master Agreement becoming unconditional or such other date as the parties may agree for whatever reason, or if, following the execution of the Underlying Contracts, completion does not take place in relation to all the Underlying Contracts for whatever reasons, without releasing each party from its obligation to the other party for antecedent breaches (if any) under the Master Agreement, both SA and KPL agree that (i) they shall be discharged from their respective obligations in relation to Company 1 and the supplemental agreements relating to Site 2, and (ii) they shall take such actions as they are reasonably able to procure the vendors of Company 3 and Company 4 to discharge the parties from their respective obligations in relation to Site 3a, Site 3b and Site 4. To the extent that the parties have entered into any further agreement or documentation and/or made any applications to any regulatory or governmental authority to implement the transactions contemplated by the Master Agreement, the parties shall do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement.

The Master Agreement became unconditional upon 29 June 2004. However, as announced in the Second Joint Announcement, as certain governmental approvals required to implement Company 3 Contract and Company 4 Contract were still pending at the relevant time, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be extended to 31 March 2005 or such later date as the parties may agree to allow additional time for the execution of such contracts and agreements.

Due to recent changes in the PRC laws regarding disposition of state-owned assets, the PRC government approvals have not yet been obtained as at 31 March 2005. In order to allow sufficient time to resolve issues arising therefrom and to reach a properly considered decision, KPL and SA have agreed that the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts would be further extended to 31 December 2005 or such later date as the parties may agree. The transaction may or may not proceed in the form announced in the First Joint Announcement. KPL and SA will make a further announcement and, if necessary, comply with the Listing Rules obligations, when appropriate.

The KPL Board and the SA Board do not consider the delay to have any material adverse effect on KPL and SA, respectively.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald# and Christopher Roger Moss#, O.B.E. and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 13 April 2005

* *For identification purpose only*
\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*